FORM 11-K

     FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
         AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF
               THE SECURITIES EXCHANGE ACT OF 1934

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 1993.

                              OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________
Commission file number 33-36519

   The Hartford Steam Boiler Inspection and Insurance Company
               Employees' Thrift Incentive Plan
                    (Full title of the plan)

   The Hartford Steam Boiler Inspection and Insurance Company
    (Name of issuer of securities held pursuant to the plan)

         One State Street, Hartford, Connecticut  06102.
             (Address of principal executive office)


                      REQUIRED INFORMATION

Items 1 through 3.  Not applicable.

Item 4. The plan is subject to the requirements of ERISA and therefore plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA are being submitted in paper format separately under cover of Form SE.


Exhibit: Consent of Coopers & Lybrand, independent certified public accountants.











                                   Exhibit Index located on p. 3


                      SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934 the Administrative Committee for the plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                    The Hartford Steam Boiler Inspection
                    and Insurance Company Employees'
                    Thrift Incentive Plan
                    (Name of Plan)


June 28, 1994

                    /s/ Jodi L. Lussier
                    By:  Jodi L. Lussier, Plan Administrator





























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                          EXHIBIT INDEX


Consent of Coopers & Lybrand                            Page 4













































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
               CONSENT OF INDEPENDENT ACCOUNTANTS


Board of Directors of
 The Hartford Steam Boiler
 Inspection and Insurance
 Company


We consent to the incorporation by reference in the Registration Statement of The Hartford Steam Boiler Inspection and Insurance Company on Form S-8 (No. 33-36519) of our report dated June 20, 1994, on our audits of the statements of net assets available for plan benefits of The Hartford Steam Boiler Inspection and Insurance Company Employees' Thrift Incentive Plan Trust Fund as of December 31, 1993 and 1992, and the related statements of changes in net assets available for plan benefits for the years then ended, which report appears in the December 31, 1993, Annual Report on Form 11-K of The Hartford Steam Boiler Inspection and Insurance Company Employees' Thrift Incentive Plan Trust Fund.




Hartford, Connecticut
June 27, 1994

                                        /s/ Coopers & Lybrand






















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